Friess Associates observations for clients and Brandywine Funds shareholders

March 31, 2009

Gambling with a Bear is Not Our Style

     The government has a plan, and apparently it’s a good one. The enthusiasm with which the Public-Private Investment Program was greeted showed radical improvement in the market’s mood toward banks.

     Citigroup shares jumped 20 percent on March 23, the day the Treasury Secretary shared the plan with the public. Wells Fargo, J.P. Morgan Chase and Bank of America rose 24, 25 and 26 percent, respectively. The market value of these four banks alone increased $48.8 billion. Sure, the really big financial events are measured in the trillions these days, but that’s still a nice chunk of change for a single day.

     For all the excitement, though, little changed that day beyond market sentiment. Like other stakeholders in the U.S. economy, we hope the government’s efforts to unlock credit markets and revive the economy succeed. That doesn’t mean we’re willing to make investment bets based on a hoped-for outcome.

     In emails and database entries about potential investments, we use the three-letter abbreviation N.O.S. for “Not Our Style” when an idea comes up for reasons that don’t fit our investment parameters. Your team is capable of determining when a stock appears to be oversold or a company seems likely to benefit from government intervention, but making investments based on those situations by themselves is just N.O.S.

     Financial companies and the housing market are at the heart of our current economic troubles, so it’s not surprising to see stocks in those areas lead during rallies inspired by fits of broad optimism. The financial and homebuilding sectors within the S&P 500 Index gained 46 and 39 percent from their March 6 lows through March 31.

     The time will come when some banks, homebuilders and other companies currently facing fundamental hurdles will fit our style, but that time isn’t now. Banking balance sheets include too many unknowns, and homebuilder inventories include too many unsold homes. The riskiest areas of the market tend to lead the way during bear-market rallies.

     By the time you read this report, this recession will be in its 17th month, making it the longest period of economic contraction since the Great Depression. According to the Federal Reserve, 86 percent of industries reduced production since the fall of last year, representing the broadest pullback since the Fed began tracking the data more than four decades ago.

Recessionary Unemployment

     We believe companies capable of growing earnings in conditions like these represent better investments than companies that might enjoy brighter outlooks if the latest best-case scenario for the economy plays out.

     Many companies that fit our style enjoy macro tailwinds that are particularly beneficial for company-specific reasons. The for-profit education provider Apollo Group (page 4) is a good example.

     People are rightly concerned about jobs in an environment that includes the highest unemployment rate in the past 25 years. Job seekers want to stand out from the crowd. Employed workers want to prove their worth to their current employers and, should their employment fortunes change, bolster their resumes. A rising number of people that fit these descriptions are headed to school in search of skills and credentials in an effort to increase their marketability.

     Apollo offers an expansive array of educational programs, including professional certifications and college degrees, with an emphasis on meeting the needs of adult students.

     Apollo, which operates the University of Phoenix, offers students the opportunity to attend physical locations in 39 states or earn their degrees online. Convenience and affordability work in Apollo’s favor in attracting students.

     With economic conditions prompting most Americans to think hard about their financial futures, the U.S. auto industry’s sales drought is getting worse. Light vehicle sales and production are down 39 percent and 58 percent, respectively, so far this year, according to the latest data reported by Ward’s AutoInfoBank. Analysts estimate as many as 2,000 new car dealerships could close their doors in 2009.

     People are keeping their cars longer. The average car in the U.S. is more than nine years old, putting most cars at an age when the need for repairs approaches statistical certainty. Cost consciousness is fueling a rise in do-it-yourself repair work, while disappearing dealerships reduce competition for do-it-for-me corner garages. Parts supplier O’Reilly Automotive (page 4) caters to both groups. An acquisition last year expands O’Reilly’s ability to capitalize on current trends and provides opportunities to improve profitability.

     Heightened cost consciousness is also influencing food-shopping habits. Sales of canned goods are rising as more people seek affordable meals. Silgan Holdings (page 5) manufactures cans and other packaging for some of the largest makers of prepared foods, including Campbell Soup, Del Monte and General Mills. Silgan is keeping a lid on costs through facility consolidation and automation in production, helping make the recent increase in business a big boost to profits. The company’s 25 percent earnings growth in the December quarter topped estimates by 21 percent.

     As consumer spending slides, one might think Visa (page 5), which operates the world’s largest electronic payments network, is on the wrong side of a trend. But the continued move toward cards and away from cash more than offsets recession-related slowing in transactions among existing cardholders. Visa controls almost twice as much of the global credit card market as its main competitor and holds a three-to-one advantage in the fast-growing domestic market for processing debit card transactions.

     Visa enjoys an especially promising opportunity for growth through greater credit card penetration in the Asia-Pacific region, where the company already generates about one-fifth of its total volume. The company also is experiencing greater demand for its prepaid card services from individuals and businesses that want the convenience of credit cards without taking on revolving credit.

     As the June quarter begins, we’re watching closely to see how the earnings environment evolves as spending by the government begins to influence the economy. The government is directing breathtaking amounts of capital at a time when GDP is contracting, giving government spending its biggest role in the economy in the post-World War II era. (Please see related article on page 3.)

Federal Spending as a Percentage of GDP Source: Office of Management and Budget, Strategas Research Partners, LLC.

     We weren’t exactly thrilled that many fundamentally challenged companies led the market’s March rally, but at least investors shook off some of the despair that marked the first two months of the March quarter as concerns grew about nationalization in the banking sector. There have been recent positive surprises, albeit from depressed levels, in areas such as home sales and durable goods orders. A surge in mortgage refinancing and considerably lower oil prices could free up hundreds of billions of dollars for consumers to spend elsewhere this year versus last.

     Since the start of the market’s swift downturn spilled from the end of September into October last year, companies in the S&P 500 Index have shown a substantial increase in their correlation with the index, according to a study by Birinyi Associates. That means they’ve acted more as a group judged as a single asset class than as a collection of individual companies being assessed separately. That won’t continue indefinitely.

     We continue to focus on the individual-company level, where differences in the operational achievements of companies ultimately lead to different share-price outcomes. Thanks for your confidence and support.

Bill D’Alonzo Chief Executive Officer

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Government Spending Surges

     Government spending is poised to play a larger role in the economy than at any other time since World War II, but the degree to which the government’s efforts can pick up the slack remains uncertain. Still, with spending on housing, stimulus, bailouts and numerous priorities outlined in the largest-ever fiscal budget running into the trillions of dollars, this level of intervention will surely influence the fates of a host of individual companies.

     The massive numbers out of Washington aim to fund plans that overhaul the health-care system, encourage alternative energy development, increase educational assistance, build infrastructure and regulate the financial sector. The spending would be funded mostly by shifts in tax costs toward higher levels of the nation’s income spectrum. In most cases, rhetoric has been followed by heated political debate and details too scarce to make definitive calls on what specific changes will take place.

     For example, the new administration proposes reworking the U.S. health-care system funded by a $634 billion reserve fund to be accumulated over the next decade. Clearly, providing a universal health-care system guaranteeing coverage for all Americans in the U.S. would have broad repercussions. The government’s expanding presence as a customer in the health-care sector would give it unmatched negotiating clout, potentially impacting the profit outlook for managed-care companies, hospitals, drug manufacturers and medical device makers.

     The proposed federal budget also looks to remove some barriers to creating generic versions of biologic pharmaceuticals. Americans spend roughly $40 billion a year on these costly, difficult-to-duplicate drugs used to treat cancer and other intractable ailments. A government approval process for generic biologics would create opportunities for select generic developers at the expense of manufacturers of branded drugs.

     Other health-care initiatives include the re-importation of foreign drugs, transitioning to electronic medical records and a general trend toward lower cost settings for care.

     A White House fact sheet shows the $787 billion stimulus bill includes $39 billion in energy investments at the Department of Energy and $20 billion in tax incentives for clean energy. The proposed federal budget includes almost $75 billion over 10 years to make the energy research and experimentation tax credit permanent. From more fuel efficient cars to giant wind farms, spending is being directed toward green-energy technologies.

     Budget proposals would also remove tax breaks for oil and gas production and institute new fees in the Gulf of Mexico. These moves could hurt profitability for mid-sized exploration and production companies focused heavily on the U.S. and push the largest companies to shift their investments to other countries. Of particular concern is the loss of intangible drilling cost tax deductions.

     Whether it borrows, taxes or prints new money, government spending isn’t without consequences. To pay for its energy plan, it has proposed a cap-and-trade program that charges for carbon dioxide pollution above a certain level. Other programs are being subsidized by spending cuts elsewhere and, down the road, a more progressive tax code. Again the implications are wide-ranging and uncertain at this point, potentially affecting everything from energy costs to philanthropic giving. (See the box on this page for examples of Friess holdings that remain committed to charitable giving in this challenging economic environment).

     Government measures to bail out the economy, whether successful or not, have the dollars behind them to actually change the earnings landscape for many companies. With that in mind, we’ll be keeping a close eye on how many of these proposals play out.

Corporate Charity Continues . . .

• Cable provider Comcast Corp. recently introduced a nationwide campaign called “Give a year. Change the world.” with City Year, an organization that encourages young people across the nation to serve their community. Comcast is one of City Year’s leading corporate partners through its three-year, $27 million commitment to the program.

•  Value retailer Dollar Tree is a national sponsor of Operation Homefront, which provides emergency assistance and morale to our troops, to the families they leave behind and to wounded soldiers when they return home. During the 2008 National Toy Drive, Dollar Tree collected over 5 million toys, which were donated by customers.

•  Restaurant owner Yum! Brands committed to raising and donating $80 million in cash over five years to help the U.N. World Food Program and other hunger relief agencies provide 200 million meals to school children in the areas of greatest need around the globe.

•   Through the Intuit Tax Freedom Project, software maker Intuit donates use of TurboTax Online to individuals and families who meet eligibility criteria announced at the beginning of tax season. More than 11 million returns have been donated.

•  Since 2002, McDonald’s restaurants around the world have hosted an annual simultaneous fundraiser for children in their communities. U.S. restaurants have raised a total of more than $23.4 million at the World Children’s Day events, which benefit local Ronald McDonald House Charities Chapters and other programs for children.

3	Friess Associates

   Apollo Group Inc., APOL

     At a time when the number of American workers filing for unemployment benefits is at a record high, few businesses can expect to see their customer rolls grow. Apollo Group, a for-profit education provider, is one of the few. Enrollment is swelling with people eager to gain skills and earn credentials to help them retain or find employment.

     Nasdaq-listed Apollo Group Inc. is the nation’s largest private university system. The company’s programs cater to working adults through subsidiaries such as its flagship University of Phoenix, which in addition to operating physical campuses represents the country’s largest online education provider. Other subsidiaries include the College for Financial Planning and the Institute for Professional Development.

     Apollo serves 397,700 students online and through 100 campuses and 163 learning centers in 39 states and Canada. Revenue topped $3.5 billion in the 12 months through February.

     Earnings surged 88 percent in the quarter ended February 28, exceeding estimates by 18 percent. Revenue grew 26 percent thanks in part to a 20 percent year-over-year rise in new, degree-seeking students.

     Your team spoke with Greg Cappelli, Executive Vice President of Global Strategy, about whether economic conditions hamper Apollo’s ability to collect tuition given the strain many students face. Roughly $8 out of every $10 in tuition paid to Apollo comes from federal financial aid, which is expanding under the government’s economic stimulus efforts.

     Many public universities and community colleges are raising tuition, cutting services and even turning away students in the current environment. Tuition at the University of Phoenix is lower than many of the schools with which it competes, positioning Apollo to win market share among budget-conscious students.

     Your team bought Apollo at about 18 times fiscal 2009 earnings estimates. Wall Street predicts the company will grow earnings 35 percent in fiscal 2009.

   O’Reilly Automotive Inc., ORLY

     The average car in the U.S. is nine years old and, amid a persistent slump in new car sales, getting older. Analysts estimate the sales drought will put as many as 2,000 dealerships out of business this year, meaning fewer dealership service centers for repairs. These trends and synergies related to a strategic acquisition have O’Reilly Automotive firing on all cylinders.

     Nasdaq-listed O’Reilly Automotive Inc. operates automotive aftermarket parts stores that cater to commercial garages and do-it-yourself mechanics. The company, which built a major presence in the Midwest and Southeast since its founding 52 years ago, last year acquired CSK Auto, expanding its footprint westward and bringing the number of states in which it operates to 38. The combined entity’s network of 3,200-plus stores generates more than $1.1 billion in revenue each quarter.

     Same-store sales increased 4 percent in the December quarter, marking 16 consecutive years of positive comparable sales growth since O’Reilly became a public company. Same-store sales at all CSK stores, which declined in the previous three years, surprised Wall Street with modest growth, contributing to earnings that topped expectations by 23 percent.

     Your team spoke with Chief Financial Officer Thomas McFall about opportunities driven by its acquisition of CSK. Past inventory problems led to missed sales at CSK stores, an issue that O’Reilly is addressing by opening new distribution centers in CSK territory and introducing CSK stores to its inventory management system marked by product variety with daily restocking and customer delivery. O’Reilly’s increased scale also gives it new leverage in negotiating volume pricing agreements with suppliers.

     Traffic, sales trends and profitability are already improving at CSK stores since O’Reilly launched a multiyear plan to redesign store layouts and improve operating efficiencies after closing on the acquisition in July 2008. O’Reilly reported that CSK stores undergoing initial phases of its conversion process are experiencing double-digit comparable sales gains.

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Silgan Holdings, SLGN

     Making steel cans for soup and pet food isn’t the type of business most growth investors find exciting. That is unless the business posts record sales and earnings while the broad economy contracts, the credit markets seize and consumer spending collapses. Silgan’s dominant position and niche end markets allow it to make headway despite macroeconomic challenges.

     With $3.1 billion in annual sales, Nasdaq-listed Silgan Holdings is the largest North American supplier of metal cans. Used to package soups, vegetables, meat, seafood and pet food, steel and aluminum cans contribute roughly 60 percent of revenue. Silgan also makes plastic containers used by personal care and pharmaceutical companies, as well as metal, composite and plastic closures for the food and beverage industry. Large customers include Campbell Soup, General Mills, Del Monte, Hormel and Nestle.

     December-quarter earnings grew 25 percent, beating estimates by 21 percent. Challenging economic conditions encouraged more consumers to eat at home and stretch food budgets by turning to lower-cost packaged and canned products. Eight percent revenue growth was driven by increased volumes and higher average selling prices as the company passed through raw material costs to customers.

     Your team spoke with Chief Financial Officer Robert Lewis about Silgan’s efforts to reduce costs. To combat the high fixed-cost nature of its business, the company has closed down and consolidated facilities as well as increased levels of automation throughout the manufacturing process.

     About 90 percent of Silgan’s food can business operates on long-term contracts, providing a predictable stream of cash flow in the quarters ahead. Unlike other areas of manufacturing, little capacity was added in recent years, allowing Silgan to continue to pass costs to customers and maintain healthy profit margins. Your team bought Silgan at 11 times 2009 earnings estimates.

Visa Inc., V

     Your card may have the logo on it, but Visa isn’t a credit-card issuer or a lender. The company also isn’t faltering as some might expect given the sharp contraction in consumer spending. Consensus estimates call for 20 percent earnings growth for the fiscal year ending this September.

     NYSE-listed Visa Inc. operates the world’s largest electronic payments network, securely transferring trillions of dollars among financial institutions, merchants and consumers in more than 170 countries. The company, which takes on virtually no credit risk, is akin to an electronic toll collector, earning fees as credit and debit card payments move across its network. Visa commands nearly half of the global credit card market, including roughly 75 percent of the U.S. debit card market.

     December-quarter earnings beat estimates by 18 percent. Visa benefits from the strong migration toward electronic payments, which account for 45 percent of all purchases in the U.S. and are growing at a double-digit rate globally. Visa experienced a 38 percent increase in purchase volume from debit cards during the quarter, as consumers opted to use plastic to purchase a greater portion of their non-discretionary needs.

     Your team spoke with Chief Financial Officer Byron Pollitt regarding Visa’s expansion efforts. In December, the company entered into a joint venture that enables it to offer processing capabilities in Asia, Latin America and other high-growth, under-penetrated markets. Visa has also launched new initiatives to expand the scope of its payment solutions to include prepaid cards, mobile payments and money transfers.

     Your team purchased Visa at 21 times fiscal year 2009 estimates. The company isn’t totally immune to challenging economic conditions and conservatively scaled back its full-year revenue forecast while keeping its earnings outlook intact. Secular growth in card usage, cost-cutting initiatives, price increases and global expansion opportunities are expected to more than offset declines in spending levels.

5	Friess Associates

Andrew Maddaloni

     People who choose to invest with Friess Associates embrace the idea that individual-company fundamentals drive stock prices and the best way to assess a company’s prospects is to perform grassroots research legwork. To effectively serve clients and shareholders, members of the Friess client liaison team must be well-versed in everything from the guiding principles of our investment strategy to the practical details related to its application.

     That’s not a problem for Andrew Maddaloni, who, in addition to discussing our strategy with investors, employs it. Andrew’s primary responsibility is to serve as a member of the client liaison team. He is the point person for a range of relationships, including financial advisers, consultants and directly registered shareholders.

     Andrew maintains continuous knowledge of the portfolios we manage by regularly interviewing research teammates and monitoring our proprietary database for fresh insights. He also gains inside perspective as a contributor to the research effort who interviews research contacts as his client liaison duties allow.

     “Andrew joined us with experience in client service and research, making him a versatile addition to the team,” said fellow client liaison teammate Joe Fields. “Serving in even a limited research capacity provides valuable insights to share with clients.”

     Andrew has worked in the investment business for 15 years, spending the most recent 10 years in institutional equity sales for Banc of America Securities, William Blair & Co. and Credit Suisse First Boston. In that role, he maintained relationships with mutual fund companies and other “buy-side” firms while working directly with analysts in performing research and generating new investment ideas.

     Andrew’s commitment to maintaining a deep, working knowledge of the Friess approach is equaled by a drive to understand each client’s circumstances, needs and objectives. That’s something he demonstrated to us when researchers here were among his clients. Having worked with Friess Associates in his former capacity, Andrew came on board with an established knowledge of our investment strategy.

     Andrew earned his undergraduate degree from Penn State University. He and his wife have two children. In his free time, Andrew is an avid golfer and Philadelphia sports fan.

On the Cutting Edge...
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Making a Star on Earth
Recently completed, the U.S. National Ignition Facility (NIF) in California is preparing to conduct its first experiments to demonstrate nuclear fusion, a phenomenon that scientists believe occurs at the center of a star and generates massive amounts of clean energy. The size of three football fields, the NIF sends 192 laser beams through fiber-optic lines, magnifying their power 10 billion times before directing them at an eraser-sized capsule of hydrogen. If successful, the extreme temperatures and pressures imparted by the lasers will cause the hydrogen to release more energy than was used to create the reaction. Experiments are set to begin this June.

Defense Contractor Defends Fruit
Raytheon Co. is using radar technology originally designed to identify aircraft to aid in farming’s ongoing fight against frost. The company’s Tempwave system has been successful in tests conducted in freezing temperatures on a California orange grove owned by Paramount Citrus. The system consists of a series of antennae that continuously emit low powered radar waves specifically tuned to water molecules. The waves agitate the water molecules just enough to keep them from freezing. According to Raytheon, the waves pose no threat to humans or animals exposed to them.

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John Ragard

     During an investing career that now spans nearly three decades, John Ragard plied his trade through war, recession and national tragedy. While the challenges differed, his approach to investing through them was consistent. Today, amid a recession that could set a new record for duration, he remains unwavering.

     “Some last longer than others, but periods when macro conditions are the dominant influence on stock prices are temporary,” he said. “It’s critical to maintain the long view of the situation, knowing that individual-company fundamentals will determine stock prices over time.”

     John is a Research Team Leader, making him a key shepherd of the assets entrusted to us. In addition to his stock-picking role, he evaluates ideas uncovered by other members of his team and mentors other teammates as they deepen their experience employing the Friess strategy.

     “John’s experience and commitment to exhaustive research enable him to isolate companies posting solid growth even in this lackluster earnings climate,” said Chief Executive Bill D’Alonzo.

     Recent examples include Aegean Marine Petroleum Network, whose fleet size and access to capital give it a distinct advantage in fueling vessels at sea, and Axsys Technologies, whose components used in night-vision optical systems enjoy strong demand from the military. Aegean and Axsys grew December-quarter earnings 83 and 64 percent, respectively.

     Prior to joining the Friess team in 1993, John served as a securities analyst for General Electric, picking stocks for the company’s multi-billion-dollar pension plan. John was also an investment officer for the University of Rochester and a managing director of the venture capital firm Horsley Bridge Partners.

     While John is a generalist like other Friess researchers, over the years he built extensive knowledge bases in specific areas such as energy and medical-related fields. In the energy sector, he believes the dramatic falloff in capital investments taking place in the current environment could lead to new supply strains in coming years as the global economy regains its footing.

     John earned a degree in economics from the University of Pennsylvania’s Wharton School of Business. He also earned the Certified Financial Analyst designation. John and his wife have three children.

Designed to Keep the Spine Fine
Researchers at the University of British Columbia are developing helmet technology that they believe will reduce the risk of spinal-cord injuries in sports where collision is common. Prototype helmets demonstrate reductions of as much as 56 percent in impact to the neck at the time of collision. The helmets sport internal shells that tilt the wearer’s head slightly forward or backward at contact, dissipating the load delivered to the spine. The researchers envision making the helmet technology commercially available in about three years.

Devices Charged with Movement
Someday the phrase “shake a leg” might come to mean recharge the electronic device in your pocket if scientists from the Georgia Institute of Technology continue to build on their progress in developing a “nanogenerator.” Research presented at the 237th national meeting of the American Chemical Society detailed technology for converting mechanical energy from body movements into electrical energy that can be used to power a wide range of electronic devices. The nanogenerator utilizes zinc oxide nanowires, which produce electric current when subjected to mechanical stress. The scientists envision harvesting energy from low-frequency movements as delicate as a heartbeat. The research is funded by a handful of government bodies, including the Defense Advanced Research Projects Agency, which hopes soldiers in the field will one day be able to activate electronic devices without batteries.

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Earnings Guide in Uncertain Times

     The S&P 500 Index jumped 11 percent between March 9 and March 11. That’s better than its annual performance in four of the past five calendar years. Given the extreme volatility in stock prices, political crosscurrents and broad-based economic uncertainty, it’s anyone’s guess how long a positive trend can persist in this market.

     Amid all the near-term uncertainty, our investment decisions reflect a long-term investment strategy. Our research efforts remain focused on finding companies best able to navigate the current environment with earnings outlooks that should also merit increasing attention when the economic picture eventually improves. While the downturn has been all-encompassing at times, we believe that any lasting move to the upside will ultimately be more discerning and incorporate individual-company fundamentals.

     Life Technologies was one of our largest March-quarter purchases firm-wide. The company was created through a merger late last year, pairing Invitrogen’s laboratory consumables with Applied Biosystems’s scientific instruments. The result is a laboratory powerhouse with a deep product portfolio and exposure to high-growth areas such as cell biology and next-generation sequencing. December-quarter earnings topped estimates by 54 percent as strong recurring consumable sales and $80 million merger-related cost savings demonstrated the company’s ability to grow in a difficult environment for equipment spending.

     Life Technologies is just one example among companies we continue to isolate that perform well relative to Wall Street expectations. Eighty percent of the companies we hold met or beat consensus earnings estimates in their most recent quarters, a rate that is on par with our success in better economic times.

     Going forward, Life Technologies is expected to be a significant near-term beneficiary of increased spending in the health-care sector. Over half of revenue comes from academic and government institutions around the world, including the National Institutes of Health, National Science Foundation and the Department of Energy, which are all likely targets for increased government spending in the years ahead. At the same time, merger-related synergies, including cost savings, a larger distribution channel and a broader range of products, are expected to enhance profitability and cash flow.

Friess Strategy Highlights
•	Rapidly growing companies. Average Friess holding expected to grow earnings 9 percent in 2009.
•	Reasonable price-to-earnings ratios. Current average holding sells at 13 times 2009 estimates.
•	Focus on companies likely to exceed consensus earnings estimates.
•	Emphasis on under-researched, lesser-known companies rather than industry leaders.
•	Intensive and repeated contacts with company managements, competitors, customers and suppliers.
•	Typically require holdings to have three years of earnings history and $3 million in after-tax income.

     More than 30 folks dedicated solely to research conduct as many as 100 interviews and site visits each day with company managements, competitors, customers and suppliers to identify companies with robust earnings potential. Through this exhaustive legwork, we strive to develop an information edge to isolate earnings promise before it is fully accounted for in consensus estimates and price-to-earnings ratios.

     We develop our own picture of each company’s earnings prospects, looking to buy those with rapid growth prospects, sound fundamentals and good balance sheets, including low debt and high returns on equity. We also demand a timetable of growth catalysts, such as a new product launch, management team or market opportunity, likely to drive future earnings in excess of consensus expectations.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.
Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of March 31, 2009, Comcast Corp., Dollar Tree, Life Technologies Corp., McDonald’s Corp., O’Reilly Automotive and Silgan Holdings represented 3.68, 2.43, 3.83, 3.09, 2.94 and 0.42 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Apollo Group, Comcast Corp., Intuit, McDonald’s Corp., Visa and Yum! Brands at 2.75, 4.78, 1.33, 4.28, 3.22 and 4.33 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Earnings figures provided by Baseline Financial Services, Inc. (Baseline). Baseline provides analytical information and services to the investment community. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks. You cannot invest directly in an index.

Friess Associates, LLC		Friess Associates of Delaware, LLC
P.O. Box 576		P.O. Box 4166
Jackson, WY 83001	Editorial Staff: Chris Aregood and Adam Rieger	Greenville, DE 19807
(307) 739-9699		(302) 656-3017

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